SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 10)

                          METRO-GOLDWYN-MAYER INC.
                              (Name of Issuer)

                   common stock, $.01 par value per share
                       (Title of Class of Securities)

                                 591610100
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              November 8, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 7 Pages)



CUSIP No. 591610100     13D                               Page 2 of 7
------------------------------------------------------------------------------

(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TRACINDA CORPORATION
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   |_|
------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      BK
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |-|
------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEVADA
------------------------------------------------------------------------------

                                          : (7)  SOLE VOTING POWER
                                          :     159,518,329
                                          :-----------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                  :      19,758,648
 PERSON WITH                              :-----------------------------------
                                          : (9)  SOLE DISPOSITIVE POWER
                                          :      159,518,329
                                          :-----------------------------------
                                          :(10)  SHARED DISPOSITIVE POWER
                                          :      19,758,648
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      179,276,977
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                            |-|
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.1%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      CO



CUSIP No. 591610100     13D                                     Page 3 of 7
------------------------------------------------------------------------------

(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      KIRK KERKORIAN
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   |_|

------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      N/A
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |-|
------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :     179,276,977
                                          :-----------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                  :      -0-
 PERSON WITH                              :-----------------------------------
                                          : (9)  SOLE DISPOSITIVE POWER
                                          :      179,276,977
                                          :-----------------------------------
                                          :(10)  SHARED DISPOSITIVE POWER
                                          :
                                          :      -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      179,276,977
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                            |-|
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.1 %
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN


CUSIP No. 591610100     13D                                     Page 4 of 7
------------------------------------------------------------------------------

(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      250 RODEO, INC.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   |_|
------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |-|
------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      19,758,648
                                          :-----------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                  :        -0-
 PERSON WITH                              :-----------------------------------
                                          : (9)  SOLE DISPOSITIVE POWER
                                          :      19,758,648
                                          :-----------------------------------
                                          :(10)  SHARED DISPOSITIVE POWER
                                          :        -0-
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,758,648
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                            |-|
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------



CUSIP No. 591610100     13D                                   Page 5 of 7
------------------------------------------------------------------------------



      This Amendment No. 10 amends and supplements the Statement on
Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, and on October 18, 1999 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

      The funds for the purchase of the Shares pursuant to the Tracinda Entities' exercise of all of their Rights (as defined below) were obtained, in the case of Tracinda, pursuant to the Credit Agreement and, in the case of 250 Rodeo, from a capital infusion.

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

      The additional information provided in response to Item 5 in this Amendment No. 10 is incorporated herein by reference.

3. Item 5 of the Schedule 13D is hereby amended to add to each of the indicated subsections the following information:

      (a) Tracinda and Mr. Kerkorian are the beneficial owners of 179,276,977 Shares (including the Shares purchased and directly held by 250 Rodeo upon exercise of its Rights), or approximately 89.1% of the Shares outstanding based upon the number of Shares outstanding after giving effect to the Rights Offering, as reported in the Company's Prospectus Supplement relating to the Rights Offering, which was dated and filed with the Securities and Exchange Commission as of October 15, 1999 (the "Prospectus Supplement"). 250 Rodeo is the beneficial owner of the 19,758,648 Shares it holds directly, which number includes the Shares it purchased through exercise of all of its Rights, or approximately 9.8% of the Shares outstanding based upon the number of Shares outstanding after giving effect to the Rights Offering, as reported in the Prospectus Supplement.

      (c) On October 15, 1999, the Company commenced a right offering (the "Rights Offering"), pursuant to which the Company distributed to the holders of its outstanding common stock transferable subscription rights ("Rights") to subscribe for and purchase additional Shares for a price of $14.50 per share. The Rights Offering expired at 5:00 p.m., New York City time, on November 8, 1999. On November 8, 1999, the Tracinda Entities received 44,279,254 Shares from the Company in connection with their exercise of all of the Rights distributed to them. The aggregate purchase price for such Shares was $642,049,183. The Tracinda Entities and the Company were parties to a Stock Purchase Agreement, dated October 15, 1999 (the "Stock Purchase Agreement"), whereby the Tracinda Entities had irrevocably agreed to exercise such Rights and purchase such Shares, subject to certain conditions.

4. Item 6 of the Schedule 13D is hereby amended to add the following information:

      The additional information provided in response to Item 5 in this Amendment No. 10 is incorporated herein by reference.

      The Tracinda Entities did not transfer any of the 44,279,254 Rights distributed to them on October 15, 1999 prior to the expiration of the Rights Offering. Pursuant to the Stock Purchase Agreement, the Tracinda Entities fully exercised their basic subscription privilege with respect to all Rights held by them immediately prior to the expiration of the Rights Offering and thereby acquired an aggregate of 44,279,254 Shares pursuant to such exercise. As required by the Stock Purchase Agreement, the Tracinda Entities did not exercise their oversubscription privilege with respect to the Rights Offering. The Shares acquired pursuant to the Stock Purchase Agreement by the Tracinda Entities will be pledged pursuant to the Credit Agreement.

      As a result of an aggregate oversubscription of Rights by stockholders of the Company other than the Tracinda Entities, 250 Rodeo was not required to purchase any Shares in connection with its obligation pursuant to the Stock Purchase Agreement to purchase all Shares that were not otherwise subscribed for at the close of the Rights Offering.

      As of October 16, 1999, Mr. Jerome B. York and Tracinda mutually cancelled: Mr. York's Letter Agreement with Tracinda; and, Mr. York's Options to purchase 2,000,000 Shares owned by Tracinda, all of which Options were unvested as of such date.

5. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 9, 1999


                                    TRACINDA CORPORATION,
                                          a Nevada corporation


                                    By:  /s/ Anthony L. Mandekic
                                         ------------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Secretary/Treasurer


                                    KIRK KERKORIAN


                                    By:  /s/ Anthony L. Mandekic
                                         -------------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Attorney-in-Fact*


                                    250 RODEO, INC.,
                                          a Delaware corporation


                                    By:  /s/ Anthony L. Mandekic
                                         ---------------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Secretary/Treasurer






--------------------------

*     Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.